St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2016

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Germain Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Matty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Germain Securities, Inc., as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION F. ROBERTS NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES NOVEMBER 30, 2023

Signature

President

Title

Notary Public Marion F Roberts

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

We have audited the accompanying statement of financial condition of St. Germain Securities, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of St. Germain Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Springfield, Massachusetts
February 22, 2017

St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$1,482,213
Due from parent	42,975
Prepaid expenses	13,806
Other assets	100,333
	$1,639,327

Liabilities and Shareholder's Equity

Liabilities:	
Accrued expenses and other liabilities	$ 68,987
Total liabilities	68,987
Shareholder's equity:	
Common shares, $1 par value, 100 shares authorized, issued and outstanding	790,897
Retained earnings	779,443
Total shareholder's equity	1,570,340
Total liabilities and shareholder's equity	$1,639,327

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Notes to Financial Statements

Year Ended December 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The financial statements include the accounts of St. Germain Securities, Inc. (the "Company"), a wholly-owned subsidiary of D.J. St. Germain Company, Inc. ("DJS" or "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker-dealer in all 50 states.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is part of an affiliated group which files a consolidated tax return. Pursuant to a tax allocation agreement by and amongst the members of the affiliated group, the consolidated tax liability is allocated to the members of the group on the basis of the percentage of the total tax which the tax of such member, if computed on a separate return, would bear to the total amount of the taxes for all members of the group so computed ("separate return liability method").

The Company does not have any uncertain tax positions at December 31, 2016 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the year ended December 31, 2016. The consolidated DJS income tax returns are subject to review and examination by federal and state taxing authorities. These returns are currently open to audit under applicable statutes of limitations by the Internal Revenue Service generally back to and including 2013.

Off Balance Sheet Risks

During the year ended December 31, 2016, the Company had amounts in excess of $250,000 in a brokerage account. These balances fluctuate during the year. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $250,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for brokerage account balances in excess of $500,000. Management monitors the clearing firm regularly, along with the company's balances, and seeks to keep this potential risk to a minimum.

2. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2016, the Company met these requirements.

3. **RELATED PARTY TRANSACTIONS**

Certain expenses incurred are allocated between DJS and the Company pursuant to an agreed-upon allocation percentage based on the nature of the expense. Amounts due to/from the Parent will fluctuate based on these expense allocations and are reflected on the statement of financial condition as a due from parent.